                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------


                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                   (Mark One)

         [X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2001

                                       OR

       [ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                        Commission file number 000-31167

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        Genencor International, Inc. Employee Retirement Investment Plan
        ----------------------------------------------------------------


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          GENENCOR INTERNATIONAL, INC.
                               925 Page Mill Road
                           Palo Alto, California 94304


1. Plan financial statements and schedule prepared in accordance with the financial reporting requirements of ERISA are included below.

2. A Consent of Independent Accountants is included as Exhibit 1.

GENENCOR INTERNATIONAL, INC.
Employee Retirement Investment Plan
Index to Financial Statements and Supplemental Schedule







CONTENTS                                                                   PAGE

Report of Independent Accountants                                            3


Financial Statements

         Statement of Net Assets Available for Benefits
                  at December 31, 2001 and 2000                              5

         Statement of Changes in Net Assets Available for Benefits
                  for the Year Ended December 31, 2001                       6

Notes to Financial Statements                                                7


Supplemental Schedule* and Exhibit

         Schedule of Assets Held at End of Year - Schedule I                12


         Consent of Independent Accountants - Exhibit 1.                    14


         * Certain schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have not been included because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Administrator of Genencor International, Inc.
Employee Retirement Investment Plan

We have audited the accompanying statements of net assets available for benefits of Genencor International, Inc. Employee Retirement Investment Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our report dated August 17, 2001, we were unable to, and did not, express an opinion on the statement of net assets available for benefits as of December 31, 2000 because, as permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the plan administrator instructed us not to perform, and we did not perform any auditing procedures with respect to the information summarized in Note 5 in those financial statements, which was certified by T. Rowe Price Retirement Plan Services, Inc., the trustee of the Plan. The plan administrator has now instructed us to perform, and we did perform, an audit of the statement of net assets available for benefits as of December 31, 2000 in accordance with auditing standards generally accepted in the United States of America. Accordingly, we are now able to express an opinion on that statement.

In our opinion, the financial statements referred to in the first paragraph of this report present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000 and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
San Jose, California
May 24, 2002

GENENCOR INTERNATIONAL, INC.
Employee Retirement Investment Plan
Statement of Net Assets Available for Benefits
December 31, 2001 and 2000








ASSETS                                                 2001                2000
------                                                 ----                ----

Investments                                       $  55,618,875        $  58,912,837
                                                  -------------        -------------

Receivables:
   Employer contributions                             1,607,650            1,442,173
   Employee contributions                                90,981                   --
   Interest                                               3,646                   --
                                                  -------------        -------------
      Total receivables                               1,702,277            1,442,173
                                                  -------------        -------------

Net assets available for benefits                 $  57,321,152        $  60,355,010
                                                  =============        =============


























         The accompanying notes are an integral part of the financial statements.

GENENCOR INTERNATIONAL, INC.
Employee Retirement Investment Plan
Statement of Changes in Net Assets Available for Benefits
December 31, 2001




ADDITIONS:
    Contributions:
          Employer                                              $    2,556,193
          Employee                                                   4,251,009
    Investment income:
          Interest                                                     108,594
          Dividends                                                  1,273,664
    Net deprecation in fair market value of
      investments                                                   (9,416,759)
                                                                --------------
              Total additions                                       (1,227,299)
                                                                --------------

DEDUCTIONS:
    Benefit distributions                                            1,805,509
    Administrative expense                                               1,050
                                                                --------------
               Total deductions                                      1,806,559
                                                                --------------

Net decrease in net assets available for
      benefits                                                       3,033,858

Net assets available for benefits
       at beginning of year                                         60,355,010
                                                                --------------

Net assets available for benefits
       at end of year                                           $   57,321,152
                                                                ==============
















                     The accompanying notes are an integral part of the financial statements.

GENENCOR INTERNATIONAL, INC.
Employee Retirement Investment Plan
Notes to Financial Statements
December 31, 2001

1.     PLAN DESCRIPTION

       The following description of the Genencor International, Inc. Employee Retirement Investment Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

       The Plan is a defined contribution plan covering all eligible employees of Genencor International, Inc. (the Company) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan was established effective February 1, 1990. A Retirement Committee, consisting of members of the Company's management, acts as Plan Administrator.

       Employee Contributions

       Substantially all full-time non-union employees of the Company in the United States are eligible to participate in the Plan. Upon enrollment in the Plan, participants can contribute up to 15% of their pre-tax earnings to the Plan. These employee contributions are allocated at the discretion of the participant among thirteen investment options.

       Employer Contributions

       The Company matches employee contributions in the following manner: 100% of the employee's annual cumulative contributions for the first 2% contributed; and 50% of the employee's annual cumulative contributions for the next 2% contributed. The matching contributions are allocated to participant's accounts following the end of the quarter to which the matching contributions apply.

       In addition, the Plan requires the Company to contribute, on an annual basis to the Plan 3% of each eligible employee's annual compensation, whether the participant is otherwise contributing or noncontributing. Employer contributions are allocated at the discretion of the participant among thirteen investment options.

       Vesting

       Participants are immediately 100% vested in their voluntary contributions and the Company's matching contributions. Participants become vested in the Company's annual 3% defined contribution based on the following schedule:

                  SERVICE                                         PERCENT VESTED
                  -------                                         --------------
                  Less than one year                                     0%
                  More than one year and less than two years            50%
                  More than two years                                  100%

GENENCOR INTERNATIONAL, INC.
Employee Retirement Investment Plan
Notes to Financial Statements
December 31, 2001

1.     PLAN DESCRIPTION - CONTINUED

       Participant Accounts

       Each participant's account is adjusted by (a) the participant's contributions; (b) the Company's contributions; (c) the participant's loan principal, interest and origination fees; and (d) a pro-rata allocation of the respective fund's investment activity. The total benefit to which a participant is entitled is equal to the vested balance in the participant's account.

       Benefit Payments

       Participants (or their beneficiaries) are eligible to receive vested benefits upon retirement, death, or when they cease to be an employee of the Company. Participants can also withdraw all or any portion of their vested amount in the event of undue financial hardship. Normal retirement age is 65. Participants are entitled to 100% of their account balance at retirement. Participants may elect to receive their benefits in the form of a single lump-sum payment or in annual installments.

       Participant Loans

       A participant can obtain a loan from the Plan for the lesser of $50,000 or 50% of their vested account balance reduced by any previously outstanding loans. Interest rates on loans are set at 150 basis points above the prime rate on the first day of the month in which the loan is originated. Loans are to be repaid over a period not to exceed five years with the exception of loans being used to purchase a principal residence, which may not exceed fifteen years. On December 31, 2001, loans outstanding have interest rates ranging from 6.3% - 11.0% with maturity dates ranging from February 7, 2002 through December 4, 2016.

       Forfeitures

       Forfeited, non-vested amounts will be used, first, to pay plan expenses and then to reduce employer contributions to the Plan. After these offsets, any remaining forfeited, non-vested amounts will be allocated to participant accounts as though they were additional employer contributions.

       Trustee

       T. Rowe Price Trust Company (T. Rowe Price) (the Trustee) is trustee for the Plan. T. Rowe Price holds all plan assets and distributes them among the various investment options elected by the participants. T. Rowe Price also makes disbursements from the trust for benefit payments upon receiving proper authorization and benefit information from the Plan Administrator.

GENENCOR INTERNATIONAL, INC.
Employee Retirement Investment Plan
Notes to Financial Statements
December 31, 2001

1.     PLAN DESCRIPTION - CONTINUED

       Plan Termination

       Termination of the Plan may be effected by a written instrument adopted by the Board of Directors of the Company (the Board). At such time, the accounts of all participants shall immediately be fully vested and nonforfeitable. The Board shall select, and direct the Retirement Committee to follow, one of the following alternatives: (a) The Board may keep the Plan in existence, making distributions to participants and beneficiaries as they become entitled thereto, then liquidate the Plan;
       (b) The Board may direct the Trustee to distribute amounts in the accounts of all participants, then liquidate the Plan after all benefits have been paid out; or (c) The Board may transfer all assets and liabilities of the Plan to another continuing employee benefit trust as described in Section 401(a) of the Internal Revenue Code (the Code).

       Plan Amendments

       The Plan Administrator has the right to amend the Plan in any and all respects at any time. Although there were no significant Plan amendments during 2001, the Plan document was restated to include required Code changes and previous amendments.


2.     SIGNIFICANT ACCOUNTING POLICIES

       Basis of Accounting

       The financial statements of the Plan have been prepared on the accrual basis of accounting. Benefits are recorded when paid. Investments are valued at fair value based on market quotations. Participant loans receivable are valued at original loan principal less principal repayments.

       Administrative Expenses

       The Company paid substantially all administrative expenses of the Plan in 2001.

       Use of Estimates

       The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

GENENCOR INTERNATIONAL, INC.
Employee Retirement Investment Plan
Notes to Financial Statements
December 31, 2001

2.     SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

       Risks and Uncertainties

       The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant's account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

       Net Depreciation in Fair Value of Investments

       The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net depreciation in the fair value of its investments, which consists of the realized gains and losses, and the unrealized appreciation/depreciation on those investments.


3.     INVESTMENTS

       The following presents investments that represent 5% or more of the Plan's net assets at December 31:

                                                2001                   2000
                                                ----                   ----

       Prime Reserve Fund                    $ 7,720,361           $ 6,141,479
       International Stock Fund                4,506,130             6,149,959
       Growth Stock Fund                       8,152,192             9,051,961
       New America Growth Fund                 3,511,274             4,020,654
       Science & Technology Fund               9,076,536            15,951,363
       Equity Income Fund                      5,694,260             4,869,150
       Blue Chip Growth Fund                   2,949,170                   ---


       On April 1, 2001, Genencor International, Inc. Common Stock became available as an investment option to participants of the Plan.


4.     PARTY-IN-INTEREST

       T. Rowe Price, trustee and record keeper for the Plan, also manages twelve of the thirteen investment options available to participants.

GENENCOR INTERNATIONAL, INC.
Employee Retirement Investment Plan
Notes to Financial Statements
December 31, 2001

5.     FEDERAL INCOME TAX STATUS

       The Plan received a favorable determination letter dated December 5, 1997 from the Internal Revenue Service (IRS), stating that the Plan, as then designed, was a qualified plan in accordance with applicable sections of the IRS Code and its corresponding trust is exempt from taxation. On December 21, 2001, the Plan Administrator applied for a new determination letter prompted by a series of changes in the IRS Code that affect qualified retirement plans. The Plan Administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.


6.     RECONCILIATION TO FORM 5500

       The net assets available for plan benefits included in Form 5500 exclude $4,396 of deemed distributions. The Statement of Net Assets Available for Benefits includes these as part of investments as of December 31, 2001.


7.     SUBSEQUENT EVENTS

       The United States Congress enacted the Economic Growth and Tax Relief Reconciliation Act of 2001, which allowed the Plan Administrator to expand contributions made to the Plan. As of May 1, 2002 the Plan was amended to allow participants to defer up to 50% of their wages. This increase will allow more participants the ability to meet the maximum annual contributions allowed by law.

GENENCOR INTERNATIONAL, INC.
Employee Retirement Investment Plan
Schedule of Assets Held at End of Year
December 31, 2001

                                                                                                                       Schedule I

                                                         DESCRIPTION OF            NUMBER OF
              IDENTITY OF ISSUER                           INVESTMENT                SHARES          CURRENT VALUE
              ------------------                           ----------                ------          -------------

              Prime Reserve Fund *                         Mutual Fund             7,720,361          $ 7,720,361

              International Stock Fund *                   Mutual Fund               410,021            4,506,130

              Growth Stock Fund *                          Mutual Fund               337,146            8,152,192

              New America Growth Fund *                    Mutual Fund               113,744            3,511,274

              Science & Technology Fund *                  Mutual Fund               433,869            9,076,536

              Balanced Fund *                              Mutual Fund               136,390            2,385,465

              Equity Income Fund *                         Mutual Fund               240,772            5,694,260

              Spectrum Income Fund *                       Mutual Fund               150,481            1,595,101

              Stable Value Fund *                       Common Trust Fund          1,867,974            1,867,974

              Equity Index 500 Fund *                      Mutual Fund                89,649            2,764,771

              Blue Chip Growth Fund *                      Mutual Fund               101,801            2,949,170

              Small Cap Value Fund *                       Mutual Fund               111,900            2,535,648

              Genencor International, Inc.*               Common Stock               116,260            1,855,505

              Participant loans receivable                                           N/A                1,004,488
                                                                                                     ------------

                   Total investments                                                                  $55,618,875
                                                                                                     ============


              This information was derived from data certified as complete and accurate by the Trustee. Cost information omitted as investments are participant directed.

     *     Denotes Party-in-Interest

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                                GENENCOR INTERNATIONAL, INC.
                                EMPLOYEE RETIREMENT INVESTMENT PLAN


                                By:  Genencor International, Inc.,
                                     Plan Administrator

Date: June 26, 2002             By:  /s/ Raymond J. Land
      ------------------             --------------------
                                     Raymond J. Land
                                     Senior Vice President and Chief Financial
                                     Officer

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    -----------------------------------------


                                    EXHIBIT 1

                       CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-58028) of Genencor International, Inc. of our report dated May 24, 2002 relating to the financial statements of Genencor International, Inc. Employee Retirement Investment Plan, which appears in this Form 11-K.


PricewaterhouseCoopers LLP
San Jose, California
June 24, 2002